                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 1998

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______


Commission file number: 1-5418


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 VALLEY VIEW ROAD
                          EDEN PRAIRIE, MINNESOTA 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.   Independent Auditors' Report of KPMG Peat Marwick LLP dated August 21,
     1998.

2.   Independent Auditors' Report of Deloitte & Touche LLP dated August 1, 1997.

3. Statement of Net Assets Available for Benefits February 28, 1998 and February 22, 1997.

4. Statement of Changes in Net Assets Available for Benefits Year Ended February 28, 1998.

5. Notes to Financial Statements Years Ended February 28, 1998 and February 22, 1997.

6.   Independent Auditors' Consent of KPMG Peat Marwick LLP.

7.   Independent Auditors' Consent of Deloitte & Touche LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   SUPERVALU PRE-TAX SAVINGS AND
                                   PROFIT SHARING PLAN

DATE:  August 27, 1998             By:  SUPERVALU INC., the plan administrator



                                   By: /s/ Pamela Knous
                                       ---------------------------
                                       Pamela K. Knous
                                       Executive Vice President and
                                       Chief Financial Officer

                          SUPERVALU PRE-TAX SAVINGS AND
                          PROFIT SHARING PLAN

                          Financial Statements

                          February 28, 1998 and February 22, 1997

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN



TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                         Page(s)

Independent Auditors' Reports...........................................   1-2

Financial Statements:

  Statement of Net Assets Available for Plan Benefits,
    February 28, 1998...................................................   3

  Statement of Net Assets Available for Plan Benefits,
    February 22, 1997...................................................   4

  Statement of Changes in Net Assets Available for Plan Benefits
    Year ending February 28, 1998.......................................   5

Notes to Financial Statements...........................................  6-10

                          INDEPENDENT AUDITORS' REPORT



Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:


We were engaged to audit the accompanying statement of net assets available for plan benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the
Plan) as of February 28, 1998, and the statement of changes in net assets available for plan benefits for the fiscal year ended February 28, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits as of February 22, 1997, was audited by other auditors whose report dated August 1, 1997, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 28, 1998, and the changes in net assets available for plan benefits for the year ended February 28, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits as of February 28, 1998, and the statement of changes in net assets available for plan benefits for the fiscal year February 28, 1998, is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG Peat Marwick LLP

August 21, 1998

INDEPENDENT AUDITORS' REPORT


Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota

We have audited the accompanying statement of net assets available for benefits of SUPERVALU Pretax Savings and Profit Sharing Plan (the Plan) as of February 22, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 22, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The fund information in the statement of net assets available for benefits of the plan is presented for purposes of additional analysis rather than to present the net assets available for benefits of the plan for each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



/s/ Deloitte & Touche LLP
August 1, 1997

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Statement of Net Assets Available for Plan Benefits

February 28, 1998


---------------------------------------------------------------------------------------------------------

                                                   PARTICIPANT DIRECTED
                              ---------------------------------------------------------------------------
                                                          BRINSON
                               SUPERVALU      EQUITY       GLOBAL       WEDGE    SUPERVALU
                                 INC.          INDEX       EQUITY     SMALL CAP COMMON STOCK     LOAN
                              FIXED FUND        FUND        FUND        FUND        FUND         FUND
---------------------------------------------------------------------------------------------------------

Assets:
  Investments in
    SUPERVALU
    401(k) Master
    Trust, at fair
    value                    $103,331,825  154,275,602   14,719,519  33,741,598   14,497,609   10,191,058

  Contributions
    receivable
    from employees                     --           --           --          --           --           --
  Contributions
    receivable
    from employer                      --           --           --          --           --           --
  Net interfund transfers          95,091     (109,687)     (21,170)    (60,996)      53,469       34,325
  Expenses payable                (23,927)     (25,620)      (2,738)         --       (2,044)          --
---------------------------------------------------------------------------------------------------------

Net assets available
  for plan benefits          $103,402,989  154,140,295   14,695,611  33,680,602   14,549,034   10,225,383
---------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------

                            NON-PARTICIPANT DIRECTED
                          ---------------------------

                           SHORT-TERM
                            INVESTMENT  CONTRIBUTION
                              FUND      RECEIVABLE      TOTAL
-------------------------------------------------------------------

Assets:
  Investments in
    SUPERVALU
    401(k) Master
    Trust, at fair
    value                       23,047           --   330,780,258

  Contributions
    receivable
    from employees                  --      511,051       511,051
  Contributions
    receivable
    from employer                   --    6,329,486     6,329,486
  Net interfund transfers        8,968           --             -
  Expenses payable                  --           --       (54,329)
-------------------------------------------------------------------

Net assets available
  for plan benefits             32,015    6,840,537   337,566,466
-------------------------------------------------------------------


See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Statement of Net Assets Available for Plan Benefits

February 22, 1997


                                                    PARTICIPANT DIRECTED                    NON-PARTICIPANT DIRECTED
                     --------------------------------------------------------------  -------------------------------------

                                                   BRINSON
                        SUPERVALU     EQUITY       GLOBAL     WEDGE     SUPERVALU               SHORT-TERM
                           INC.       INDEX        EQUITY   SMALL CAP  COMMON STOCK    LOAN     INVESTMENT   CONTRIBUTION
                        FIXED FUND    FUND         FUND       FUND        FUND         FUND        FUND       RECEIVABLE  TOTAL
------------------------------------------------------------------------------------------------------------------------------------

Assets:
  Investments in
   SUPERVALU
   401(k) Master
   Trust, at fair
   value            $101,522,968    104,639,424  12,954,725 18,916,286    490,989    7,599,890    1,093,433          --  247,217,715


  Contributions
   receivable
   from employees             --             --          --         --         --           --           --     729,044      729,044

  Contributions
   receivable
   from employer              --             --          --         --         --           --           --   6,719,536    6,719,536

------------------------------------------------------------------------------------------------------------------------------------


Net assets available
  for plan benefits $101,522,968    104,639,424  12,954,725 18,916,286    490,989    7,599,890    1,093,433   7,448,580  254,666,295

------------------------------------------------------------------------------------------------------------------------------------



See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended February 28, 1998

-------------------------------------------------------------------------------------------------

                                                    PARTICIPANT DIRECTED
                           ----------------------------------------------------------------------
                                                      BRINSON
                            SUPERVALU      EQUITY     GLOBAL     WEDGE    SUPERVALU
                               INC.        INDEX      EQUITY   SMALL CAP COMMON STOCK   LOAN
                            FIXED FUND      FUND       FUND      FUND        FUND       FUND
-------------------------------------------------------------------------------------------------
Additions:
  Investment income:
    Interest and dividends $         --          --  1,389,636    449,104    280,932    838,751
    Net appreciation in
     fair market value
     of investments           6,577,672  38,787,749    521,472  6,864,228  4,154,053         --
-------------------------------------------------------------------------------------------------

                              6,577,672  38,787,749  1,911,108  7,313,332  4,434,985    838,751
-------------------------------------------------------------------------------------------------

  Contributions:
    Employer's                1,287,505   1,300,190    220,134    395,667     38,739         --
    Participants'             9,238,029  10,595,983  1,861,372  3,491,062    292,805         --
-------------------------------------------------------------------------------------------------

                             10,525,534  11,896,173  2,081,506  3,886,729    331,544         --
-------------------------------------------------------------------------------------------------

Total additions              17,103,206  50,683,922  3,992,614 11,200,061  4,766,529    838,751

Deductions:
  Distributions to
   participants             (10,697,800) (8,099,824)  (798,984)(1,391,006)  (461,934)  (576,127)
  Administrative expenses      (591,251)   (587,779)   (60,222)  (168,388)   (49,032)        --
-------------------------------------------------------------------------------------------------


Total deductions            (11,289,051) (8,687,603)  (859,206)(1,559,394)  (510,966)  (576,127)

Transfers between funds      (7,889,138)    539,468 (1,392,522) 5,123,649  9,802,482  2,362,869

Transfers from other plans    3,955,004   6,965,084         --         --         --         --
-------------------------------------------------------------------------------------------------

Net increase (decrease)       1,880,021  49,500,871  1,740,886 14,764,316 14,058,045  2,625,493

Net assets available for
 plan benefits:
  Beginning of year         101,522,968 104,639,424 12,954,725 18,916,286    490,989  7,599,890
-------------------------------------------------------------------------------------------------

  End of year              $103,402,989 154,140,295 14,695,611 33,680,602 14,549,034 10,225,383
-------------------------------------------------------------------------------------------------


----------------------------------------------------------------
                                NON-PARTICIPANT
                                    DIRECTED
                          --------------------------

                            SHORT TERM
                            INVESTMENT  CONTRIBUTION
                              ACCOUNT    RECEIVABLE     TOTAL
----------------------------------------------------------------

Additions:
  Investment income:
    Interest and dividends     36,810          --     2,995,233
    Net appreciation in
     fair market value
     of investments                --          --    56,905,174
----------------------------------------------------------------

                               36,810          --    59,900,407
--------------------------------------------------------------

  Contributions:
    Employer's                     --   6,329,486     9,571,721
    Participants'                  --     511,051    25,990,302
--------------------------------------------------------------

                                   --   6,840,537    28,721,486
--------------------------------------------------------------

Total additions                36,810   6,840,537    88,621,893

Deductions:
  Distributions to
   participants                    --          --   (22,025,675)
  Administrative expenses          --          --    (1,456,672)
----------------------------------------------------------------


Total deductions                   --          --   (23,482,347)

Transfers between funds    (1,098,228) (7,448,580)           --

Transfers from other plans         --          --    10,920,088
----------------------------------------------------------------

Net increase (decrease)    (1,061,418)   (608,043)   82,900,171

Net assets available for
 plan benefits:
  Beginning of year         1,093,433   7,448,580   254,666,295
----------------------------------------------------------------

  End of year                  32,015   6,840,537   337,566,466
----------------------------------------------------------------


See accompanying notes to financial statements.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

February 28, 1998 and February 22, 1997

--------------------------------------------------------------------------------

(1)  THE PLAN

     The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). All nonunion employees, unless such union agreement specifically provides for their inclusion in the Plan, age 21 or older who have completed one year of service with SUPERVALU with at least 1,000 hours in each year may participate. Eligible employees can enroll in the Plan on the next enrollment date.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan. Participant contributions up to 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 5% of a participant's contribution may be made by SUPERVALU, depending upon the performance of each profit center. To receive this additional matching, the participant must have worked 1,000 hours during the plan year and be employed on the last day of the plan year, except in the case of death, disability, or retirement after the age 62 during the plan year.

     All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Participant and employer matching contributions may be directed into one or more of the four funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the SUPERVALU INC. Fixed Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, or (d) the Wedge Small Cap Fund. On August 1, 1996, the SUPERVALU Common Stock Fund was added to the 401(k) Master Trust as an additional investment fund for the Plan. All employer discretionary matching contributions to the Plan after August 1, 1996, are invested in the SUPERVALU Common Stock Fund.

     The following investments represent 5% or more of the net assets available for plan benefits as of February 28, 1998 and February 22, 1997:

-----------------------------------------------------------------------------

                                                   February 28, February 22,
                                                       1998         1997
-----------------------------------------------------------------------------

Investment in SUPERVALU INC. 401(k) Master Trust:
     SUPERVALU INC. Fixed Fund                    $103,331,825   101,522,968
     Equity Index Fund                             154,275,602   104,639,424
     Brinson Global Equity Fund                            N/A    12,954,725
     Wedge Small Cap Fund                           33,741,598    18,916,286

-----------------------------------------------------------------------------

     Effective November 1, 1997, the net assets of the Ryans Division Profit Sharing Plan merged into the Plan.

     Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's vested account balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in lump sum.

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements



--------------------------------------------------------------------------------

     Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee. Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the WALL STREET JOURNAL for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A) BASIS OF PRESENTATION

     The financial statements of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) are presented on the accrual basis of accounting.

     (B) INVESTMENTS

     Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

     Purchases and sales of securities are recorded on a trade-date basis.

     (C) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     (D) EXPENSES

     The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses.

     (E) RECLASSIFICATION

     Certain prior year information has been reclassified to conform to the current year presentation.


(3)  TRUSTEE

     Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 30 days' written notice to the Administrative Committee. The Committee may remove the Trustee at any time by giving 30 days' written notice of such action to the Trustee.

SUPERAVLU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements


(4)  INVESTMENTS

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

     The 401(k) Master Trust also administers the Cub Foods Retail Clerks Pretax and Profit Sharing Plan, the SUPERVALU Retail Operation 401(k) Plan, the Wetterau Union 401(k) Plan, and the Pittsburgh Union 401(k) Plan. The Trustee allocates interest and investment income, net realized gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the Trustee for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms. The plans' assets are invested in the SUPERVALU INC. Fixed Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, and the SUPERVALU Common Stock Fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

     Fair values of investments in the 401(k) Master Trust are as follows:

--------------------------------------------------------------------------------

                                                  February 28,   February 22,
                                                     1998            1997
--------------------------------------------------------------------------------

Investments at fair value:
  Collective investment fund:
    SUPERVALU INC. Fixed Fund                     $106,699,295   104,984,237
    Equity Index Fund (BT Pyramid Equity
     Index Fund)                                   166,713,165   112,797,999
    Brinson Global Equity Fund                      16,054,456    14,372,320
    Wedge Small Cap Fund (BT Pyramid Russell
     2000 Fund)                                      2,366,275       927,102

  Common stock held by:
    Wedge Small Cap Fund                            31,900,625    17,910,254
    SUPERVALU Common Stock Fund                     13,936,885       481,957

  Cash and cash equivalents                          3,205,014     2,999,904
  Accrued income                                            --       298,962
  Due from (to) broker                                   8,815      (197,949)
  Loans receivable from participants                10,264,218     7,714,704
--------------------------------------------------------------------------------

                                                  $351,148,748   262,289,490
--------------------------------------------------------------------------------

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

     Investment income for the 401(k) Master Trust for the year ended February 28, 1998, is as follows:

-------------------------------------------------------------

     Net realized and unrealized appreciation
       in fair value of investments:
         Collective investment funds              $49,702,147
         Common stock                              11,115,057
-------------------------------------------------------------

                                                   60,817,204

     Interest                                       2,524,159
     Dividends                                        690,588
-------------------------------------------------------------

                                                  $64,031,951
-------------------------------------------------------------

     At February 28, 1998 and February 22, 1997, the Plan held 94.2% and 94.3%, respectively, of the 401(k) Master Trust assets.


(5)  FEDERAL INCOME TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service dated June 9, 1998, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.


(6)  PARTY-IN-INTEREST TRANSACTIONS

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Internal Revenue Code.


(7)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

-------------------------------------------------------------------------------

                                                 February 28,    February 22,
                                                    1998            1997
-------------------------------------------------------------------------------

Net assets available for benefits
  per the financial statements                   $337,566,466     254,666,295
Amounts allocated to withdrawing participants        (533,179)             --
-------------------------------------------------------------------------------

Net assets available for benefits per Form 5500  $337,033,287     254,666,295
-------------------------------------------------------------------------------

SUPERVALU PRE-TAX SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

-----------------------------------------------------------------------------

                                                               Year ended
                                                            February 28, 1998
-----------------------------------------------------------------------------

Benefits paid to participants per the financial statements     $22,025,675
Add: Amounts allocated to withdrawing participants at
       February 28, 1998                                           533,179
Less: Amounts allocated to withdrawing participants at
       February 22, 1997                                                --
----------------------------------------------------------------------------

Benefits paid to participants per Form 5500                    $22,558,854
----------------------------------------------------------------------------

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 1998 and February 22, 1997, respectively, but not paid as of that date.